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                            IVIVI TECHNOLOGIES, INC.
                              224-S PEGASUS AVENUE
                               NORTHVALE, NJ 07647


                                                              October 16, 2006

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549

            RE:    IVIVI TECHNOLOGIES, INC.
                   REGISTRATION STATEMENT ON FORM SB-2 (FILE NO. 333-122768)

Ladies and Gentlemen:

         In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), the Company hereby requests that the effective date of the above-mentioned registration statement be accelerated to 4:30 p.m. (New York time) on Wednesday, October 18, 2006, or as soon thereafter as practicable.

         The Company hereby acknowledges that:

             o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

             o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

             o the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                      Very truly yours,

                                      IVIVI TECHNOLOGIES, INC.


                                  By: /s/ Andre' DiMino
                                      ------------------
                                      Andre' DiMino
                                      Chairman of the Board and
                                      Chief Financial Officer